SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 28, 2023, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2022

2)	Approval of the maximum aggregate amount of remuneration for directors in 2023

– Aggregate ceiling on remuneration for directors in 2023 : 2,019,724 thousand won

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1. 1)	641,964,077	460,729,683	455,926,327 (99.0%	)
1. 2)	641,964,077	460,729,683	441,217,957 (95.8%	)

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: March 28, 2023

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2022

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2022, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2022 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

In millions of won	2022		2021
Assets
Current assets
Cash and cash equivalents	~~W~~	3,234,780	2,635,238
Current financial assets, net		4,286,975	1,868,796
Trade and other receivables, net		10,461,822	8,122,415
Inventories, net		9,930,732	7,608,182
Income tax receivables		46,619	41,344
Current non-financial assets		1,744,869	1,758,991
Assets held-for-sale		44,748	15,879

Total current assets		29,750,545	22,050,845

Non-current assets
Non-current financial assets, net		3,336,835	2,909,810
Non-current trade and other receivables, net		2,153,080	1,906,861
Property, plant and equipment, net		177,865,308	173,134,638
Investment properties, net		208,286	212,784
Goodwill		100,093	105,647
Intangible assets other than goodwill, net		956,664	1,044,077
Investments in associates		5,844,464	5,232,373
Investments in joint ventures		3,147,584	2,239,011
Defined benefit assets, net		198,626	20,871
Deferred tax assets		10,934,375	1,901,992
Non-current non-financial assets		309,134	364,818

Total non-current assets		205,054,449	189,072,882

Total Assets	~~W~~	234,804,994	211,123,727

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2021

In millions of won	2022		2021
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	11,983,549	8,153,426
Current financial liabilities, net		22,703,996	14,037,125
Income tax payables		429,604	229,460
Current non-financial liabilities		6,974,377	6,466,333
Current provisions		2,427,051	2,845,876

Total current liabilities		44,518,577	31,732,220

Non-current liabilities
Non-current trade and other payables, net		5,638,914	5,996,498
Non-current financial liabilities, net		98,334,120	66,570,419
Non-current non-financial liabilities		10,662,661	10,216,364
Employee benefits liabilities, net		828,721	1,679,158
Deferred tax liabilities		6,457,103	7,100,938
Non-current provisions		26,364,642	22,501,424

Total non-current liabilities		148,286,161	114,064,801

Total Liabilities	~~W~~	192,804,738	145,797,021

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		27,782,969	33,282,817
Unappropriated retained earnings (deficit)		(7,956,579)	10,370,517

		21,431,300	45,258,244

Other components of equity
Other capital surplus		1,268,569	1,231,109
Accumulated other comprehensive income (loss)		496,976	(57,632)
Other equity		13,294,973	13,294,973

		15,060,518	14,468,450

Equity attributable to owners of the controlling company		40,545,396	63,780,272
Non-controlling interests		1,454,860	1,546,434

Total Equity	~~W~~	42,000,256	65,326,706

Total Liabilities and Equity	~~W~~	234,804,994	211,123,727

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

In millions of won, except per share information	2022		2021
Sales
Sales of goods	~~W~~	69,184,469	58,800,977
Sales of services		714,602	456,400
Sales of construction services		646,953	754,998
Revenue related to transfer of assets from customers		711,839	661,212

		71,257,863	60,673,587

Cost of sales
Cost of sales of goods		(99,441,768)	(62,164,425)
Cost of sales of services		(520,572)	(580,902)
Cost of sales of construction services		(941,254)	(898,963)

		(100,903,594)	(63,644,290)

Gross loss		(29,645,731)	(2,970,703)
Selling and administrative expenses		(3,009,422)	(2,875,796)

Operating loss		(32,655,153)	(5,846,499)
Other income		383,650	372,921
Other expenses		(212,150)	(257,932)
Other gains (losses), net		243,122	8,519
Finance income		1,833,312	1,402,614
Finance expenses		(4,746,791)	(3,245,777)
Profit (loss) related to associates, joint ventures and subsidiaries
Gain on valuation of investments in associates and joint ventures		1,393,486	775,588
Gain on disposal of investments in associates and joint ventures		11,091	1,844
Loss on valuation of investments in associates and joint ventures		(55,193)	(218,532)
Loss on disposal of investments in associates and joint ventures		(1,675)	(64,119)
Loss on impairment of investments in associates and joint ventures		(5,174)	—
Loss on disposal of investments in subsidiaries		(32,144)	(197)

		1,310,391	494,584

Loss before income tax		(33,843,619)	(7,071,570)
Income tax benefit		9,414,511	1,855,989

Loss for the year	~~W~~	(24,429,108)	(5,215,581)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2022 and 2021

In millions of won, except per share information	2022		2021
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	~~W~~	663,095	210,409
Share in other comprehensive income of associates and joint ventures		12,305	3,609
Net change in fair value of equity investments at fair value through other comprehensive income (loss)		58,010	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		(24,415)	(15,778)
Foreign currency translation of foreign operations		28,387	41,189
Share in other comprehensive income (loss) of associates and joint ventures		509,487	301,161

Other comprehensive income for the year		1,246,869	599,614

Total comprehensive loss for the year	~~W~~	(23,182,239)	(4,615,967)

Profit (loss) attributable to:
Owners of the controlling company	~~W~~	(24,466,853)	(5,304,522)
Non-controlling interests		37,745	88,941

	~~W~~	(24,429,108)	(5,215,581)

Total comprehensive income (loss) attributable to:
Owners of the controlling company	~~W~~	(23,273,171)	(4,743,513)
Non-controlling interests		90,932	127,546

	~~W~~	(23,182,240)	(4,615,967)

Loss per share (in won)
Basic and diluted loss per share	~~W~~	(38,112)	(8,263)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2021	~~W~~	4,053,578	51,134,330	14,109,501	69,297,409	1,370,650	70,668,059
Total comprehensive income (loss) for the period
Profit (Loss) for the year		—	(5,304,522)	—	(5,304,522)	88,941	(5,215,581)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Issuance of shares of capital by subsidiaries and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance as of December 31, 2021	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2022 and 2021

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Issuance of shares of capital by subsidiaries and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid (hybrid bond)		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

In millions of won	2022		2021
Cash flows from operating activities
Loss for the year	~~W~~	(24,429,108)	(5,215,581)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense		(9,414,511)	(1,855,989)
Depreciation		12,305,252	11,776,331
Amortization		156,160	166,161
Employee benefits expense		485,700	512,270
Bad debt expense		29,997	67,242
Interest expense		2,818,546	1,914,457
Loss on disposal of financial assets		1,841	1,045
Loss on disposal of property, plant and equipment		100,066	92,622
Loss on abandonment of property, plant and equipment		160,909	207,934
Loss on impairment of property, plant and equipment		(97,425)	4,056
Loss on impairment of intangible assets		164	—
Loss on disposal of intangible assets		116	145
Increase in provisions		2,146,979	2,466,452
Loss on foreign currency translation, net		523,285	997,119
Gain on valuation of financial assets at fair value through profit or loss		(7,099)	(14,338)
Loss on valuation of financial assets at fair value through profit or loss		44,329	5,480
Valuation and transaction gain on derivative instruments, net		(448,903)	(907,076)
Gain on valuation of investments in associates and joint ventures, net		(1,338,293)	(557,056)
Gain on disposal of financial assets		(11,199)	(7,718)
Reversal of Impairment loss on intangible assets		—	(14)
Gain on disposal of property, plant and equipment		(148,667)	(56,284)
Gain on disposal of intangible assets		(41)	(1)
Gain on disposal of associates and joint ventures		(11,091)	(1,844)
Loss on disposal of associates and joint ventures		1,675	64,119
Loss on impairment investments in associates and joint ventures		5,174	—
Loss on disposal of subsidiaries		32,144	197
Interest income		(340,753)	(221,874)
Dividends income		(28,875)	(10,522)
Others, net		215,943	(169,856)

		7,181,423	14,473,058

Changes in working capital:
Trade receivables		(1,909,649)	(216,734)
Non-trade receivables		80,444	869,870
Accrued income		(34,706)	(17,918)
Other receivables		80,236	24,306
Other current assets		(651,926)	(569,732)
Inventories		(3,000,669)	(1,738,000)
Other non-current assets		58,790	(3,462)
Trade payables		2,782,474	2,144,561
Non-trade payables		61,737	(571,051)
Accrued expenses		(191,681)	(456,992)
Other current liabilities		446,064	379,378
Other non-current liabilities		422,916	458,007
Investments in associates and joint ventures (dividends received)		473,700	288,242
Provisions		(1,564,243)	(2,426,017)
Payments of employee benefit obligations		(218,319)	(159,477)
Plan assets		(347,778)	(317,707)

	~~W~~	(3,512,610)	(2,312,726)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

In millions of won	2022		2021
Cash generated from operating activities	~~W~~	(20,760,295)	6,944,751
Dividends received		28,875	10,522
Interest paid		(2,517,694)	(1,928,160)
Interest received		220,471	201,022
Income taxes paid		(448,857)	(736,757)

Net cash provided by (used in) operating activities		(23,477,500)	4,491,378

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		56,171	4,472
Acquisition of investments in associates and joint ventures		(360,962)	(673,017)
Proceeds from disposals of property, plant and equipment		629,924	277,998
Acquisition of property, plant and equipment		(12,346,878)	(12,686,726)
Proceeds from disposals of intangible assets		279	59
Acquisition of intangible assets		(80,508)	(113,100)
Disposal of investment properties		515	—
Proceeds from disposals of financial assets		14,182,348	7,023,674
Acquisition of financial assets		(16,496,258)	(5,893,404)
Increase in loans		(401,377)	(223,950)
Collection of loans		102,061	218,704
Increase in deposits		(237,266)	(222,924)
Decrease in deposits		141,000	166,066
Proceeds from disposals of assets held-for-sale		24,205	1,148
Receipt of government grants		50,755	37,920
Net cash outflow from changes in consolidation scope		(31,350)	(63,492)
Other cash outflow from investing activities, net		(186,412)	(225,948)

Net cash used in investing activities		(14,953,753)	(12,372,520)

Cash flows from financing activities
Proceeds from short-term borrowings, net		5,852,426	1,621,440
Proceeds from long-term borrowings and debt securities		43,594,078	17,392,311
Repayment of long-term borrowings and debt securities		(10,252,688)	(9,360,357)
Payment of lease liabilities		(562,646)	(572,036)
Settlement of derivative instruments, net		407,627	98,068
Change in non-controlling interests		175,645	90,096
Repayment of hybrid bond		(169,537)	—
Dividends paid (hybrid bond)		(13,461)	(13,385)
Dividends paid		(42,348)	(812,159)
Other cash outflow from financing activities, net		8,803	(8,901)

Net cash provided by financing activities		38,997,899	8,435,077

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		566,646	553,935
Effect of exchange rate fluctuations on cash held		32,896	51,719

Net increase in cash and cash equivalents		599,542	605,654
Cash and cash equivalents at January 1, 2022		2,635,238	2,029,584

Cash and cash equivalents at December 31, 2022	~~W~~	3,234,780	2,635,238

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2023, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,019,724 thousand won in fiscal year 2023 (total number of directors: 15; number of non-standing directors: 8)

•	2,092,695 thousand won in fiscal year 2022 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2022 was 1,408,648 thousand won.

•

We proposed to decrease the maximum aggregate ceiling on remuneration for directors in 2023 by 3.5% compared to 2022 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 1.5% (14,121 thousand won), (ii) the decreased cap of performance-based compensation by 139,418 thousand won and (iii) the increased severance payments by 52,326 thousand won due to the increase in the average incumbency of our directors from 22 months to 30 months.